UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTERNET ACQUISITION GROUP, INC.

(Name of Issuer)

 Common Stock, par value $0.001 per share

(Title of Class of Securities)

460984107

(CUSIP Number)

Qingfu Ren

c/o American Union Securities

100 Wall Street, 15th Floor

New York, New York 10005

 [212-232-0120]

 (Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  [  ]

CUSIP No.

460984107                         SCHEDULE 13D

1		NAME OF REPORTING PERSON and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Qingfu Ren
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,960,374
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,960,374
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,374
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES :
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14		TYPE OF REPORTING PERSON IN

 Item 1.  Security and Issuer.

This Schedule relates to shares of common stock, par value $0.001 per share, of Internet Acquisition Group, Inc. (the “Company”).  The Company’s principal office is located at 302 Creekside Ct. E., Huntertown, Indiana 46748.

Item 2.  Identity and Background.

(a)

This Schedule is filed by Mr. Qingfu Ren (the “Reporting Person”)

(b)

The Reporting Person’s business address is Jizhou City High- and New-Tech Industrial Park, Xindu Rd, Jizhou City, Hebei 053200, China.

(c)

The Reporting Person is President and Director of the Company.  The Reporting Person is also President and Director of Jizhou City Renyuan Bio-Chemicy Industry Co., Ltd. ("Renyuan Bio-Chemicy") a company which researches, produces, and markets fine chemicals, bio-pharma and pharmaceutical intermediate products.  The address of Renyuan Bio-Chemicy is Jizhou City High- and New-Tech Industrial Park, Xindu Rd, Jizhou City, Hebei 053200, China.

(d)

During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar proceedings).

(e)

During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

The consideration  for the  acquisition of 1,960,374 shares of Internet Acquisition Group, Inc. common  stock  was 1,958 shares of China Renyuan International,  Inc.  ("CRI") common stock held by the Reporting Person pursuant to an  Agreement  of Merger  and Plan of  Reorganization  among  Internet Acquisition Group, Inc., China Renyuan International,  Inc. and Jizhou City Renyuan Bio-Chemicy Industry Co., Ltd., dated June 29 2007 and which  closed on September 27, 2007,  pursuant  to which the Issuer acquired all of the issued and outstanding shares of CRI (the "Merger").

Item 4.  Purpose of the Transaction.

The Reporting Person’s purpose in acquiring the shares was to acquire control of the Company with the intention of having the Company discontinue its current business of providing professional purchasing management services and instead having the Company effect reverse acquisition of China Renyuan or another private company.

The Reporting Person is a beneficial shareholder of China Renyuan, the  holding company whose primary asset is its wholly-owned subsidiary, Renyuan Bio-Chemicy Co. (“Renyuan Bio-Chemicy”), a

private Chinese company located in Jizhou City High & New Tech Industrial Park, in China’s Hebei Province.  Renyuan Bio-Chemicy is a company which researches, produces, and markets fine chemicals, bio-pharma and pharmaceutical intermediate products.  The purpose of this proposed transaction is to provide China Renyuan and its operating subsidiary Renyuan Bio-Chemicy with access to the U.S. capital markets provided by the Company’s quotation on the OTC Bulletin Board and the Company’s status as a reporting company under the Securities Exchange Act of 1934, as amended.

In connection with the proposed reverse acquisition of China Renyuan, it is expected that Company’s Articles of Incorporation will be amended to change the Company’s name to China Renyuan International, Inc. and to effect a reverse split of its authorized shares of common stock.

Item 5. Interest in Securities of the Issuer.

(a)  The Reporting Person is the holder of record of 1,960,374 shares of Company common stock, representing in the aggregate approximately 2.8% of the issued and outstanding Company common stock.

(b)  The Reporting Person has sole voting and dispositive power of the 1,960,374 shares of Company stock.

(c)  Except as described herein, the Reporting Person has not effected any transaction in Issuer’s Common Stock during the past 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any securities beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

_October 31, 2007__________________

Date

/s/ Qingfu Ren __________

Signature

_Qingfu Ren, Vice President, Treasurer, and Secretary

Name/Title